Mail Stop 4561

June 8, 2007

Mr. Peter J. Johnson
Executive Vice President and Chief Financial Officer
Eagle Bancorp
1400 Prospect Avenue
Helena, MT 59601

> **Re:** **Eagle Bancorp**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **Filed September 15, 2006**
> **File No. 0-29687**

Dear Mr. Johnson:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief